July 28, 2014

Mr. Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Crown Castle International Corp.

Form 10-K for Fiscal Year Ended December 31, 2013

Filed: February 24, 2014

File No. 1-16441

Dear Mr. Spirgel:

We are responding to your recent letter in which you provided comment on the Crown Castle International Corp. (“Company”) periodic report on Form 10-K for year ended December 31, 2013 (“Form 10-K”). For the convenience of the Staff, the Staff’s comment is reproduced and is followed by the Company’s response.

Staff Comment:

Debt Covenants, page 33

1.	We note disclosure under this heading and in Note 7 of the financial statements indicating that you had no financial covenant violations currently, nor as of and for the year ended December 31, 2013. However, the table on page 34 appears to indicate that as of December 31, 2013 you failed the debt to adjusted consolidated cash flow ratio covenant related to your 2012 Secured Notes. Please clarify.

Company Response:

The Company’s various debt obligations contain covenants, including (1) financial maintenance covenants, (2) restrictive negative covenants, or (3) other non-financial covenants. The covenant related to the 2012 Secured Notes is a restrictive negative covenant that is applicable only for the purposes of determining at a given time the Company’s ability to incur additional debt at the particular subsidiaries issuing such indebtedness, and as such is not a financial maintenance covenant. The Company would note that, as is often the case, the Debt to Adjusted Consolidated Cash Flow Ratio required to be met for additional debt incurrences in reliance on the ratio was purposefully set at issuance of the 2012 Secured Notes at a level that would require an improvement in the ratio in order to make such future incurrences. This existing restriction on the ability to incur additional debt in reliance on the ratio is not a covenant violation.

In future Form 10-K filings, the Company will revise the disclosure in Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations, as well in the Notes to the financial statements, to more clearly describe the various types of covenants and more clearly separate the financial maintenance covenants and the Company’s compliance therewith.

Staff Comment:

17.	Operating Segments and Concentration of Credit Risk

Geographic Information, page 78

2.	Refer to your long-lived assets disclosure. In future filings, please exclude the intangible assets, including goodwill amount, from the disclosure pursuant to ASC 280-10-55-23.

Company Response:

The Company will exclude from future filings intangible assets, including goodwill amounts, from the long-lived assets included in its geographic information disclosure.

* * * *

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of our responses to the comments or if you would like to discuss any other matters, please contact the undersigned at (713) 570-3076. In my absence, please contact Blake Hawk, Executive Vice President and General Counsel at (713) 570-3155.

Sincerely,

/s/ Jay A. Brown
Jay A. Brown Senior Vice President, Chief Financial Officer and Treasurer

Cc:	Robert S. Littlepage
Cc:	Kenya Wright Gumbs
Cc:	Christie Wong